UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Powell Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

739128106

(CUSIP Number)

Thomas W. Powell

P.O. Box 300

Giddings, Texas 78942

Tel: 713-819-5274

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739128106

1	NAME OF REPORTING PERSON Thomas W. Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned By Reporting Person With	7	SOLE VOTING POWER 2,330,593 (1)
	8	SHARED VOTING POWER 4,000 (2)
	9	SOLE DISPOSITIVE POWER 2,330,093 (1)
	10	SHARED DISPOSITIVE POWER 4,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,334,593 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.475% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 682,265 shares of common stock, par value $0.01 per share (“Common Stock”), of Powell Industries, Inc. (the “Company”) held directly by Mr. Powell and (ii) 1,648,328 shares of Common Stock held by TWP Holdings, Ltd., a limited partnership controlled by Mr. Powell.
(2)	Represents 4,000 shares of Common Stock held by Kimberly R. Powell, spouse of Mr. Powell.
(3)	Based on 11,987,838 shares of Common Stock outstanding on June 30, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024.

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2003, as amended by Amendment No. 1 filed with the Commission on February 14, 2024 (as so amended, the “Schedule”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”) of Powell Industries, Inc., a Delaware corporation (the “Company”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule. Except as otherwise provided herein, each Item of the Schedule remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) The aggregate number and percentage of the outstanding shares of Common Stock beneficially owned by Mr. Powell are as follows:

Aggregate amount beneficially owned:	2,334,593	(1)(3)
Percent of class:	19.475	%(2)
Number of shares as to which Mr. Powell has:
Sole power to vote or direct the vote:	2,330,593	(1)
Shared power to vote or direct the vote:	4,000	(3)
Sole power to dispose or direct the disposition of:	2,330,593	(1)
Shared power to dispose or direct the disposition of:	4,000	(3)

(1)	Represents (i) 682,265 shares of Common Stock of the Company held directly by Mr. Powell and (ii) 1,648,328 shares of Common Stock held by TWP Holdings, Ltd., a limited partnership controlled by Mr. Powell.
(2)	Based on 11,987,838 shares of Common Stock outstanding on June 30, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2024.
(3)	Represents 4,000 shares of Common Stock held by Kimberly R. Powell, spouse of Mr. Powell.

(c) Annex A hereof sets forth the transactions by Mr. Powell in the securities of the Company during the past sixty days.

(d) Members of Mr. Powell’s immediate family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by TWP Holdings, Ltd.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

/s/ Thomas W. Powell
Thomas W. Powell

Annex A

Name	Transaction Date	Amount of Securities Acquired (Disposed)	Price per Share	Transaction Type	Notes*
Thomas Powell	9/25/2024	(6,157)	$211.6827	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $210.93 to $211.92, inclusive.
Thomas Powell	9/25/2024	(7,894)	$212.3765	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $211.93 to $212.90, inclusive.
Thomas Powell	9/25/2024	(4,572)	$213.3598	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $212.94 to $213.87, inclusive.
Thomas Powell	9/25/2024	(1,002)	$214.1817	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $214.01 to 214.77, inclusive.
Thomas Powell	9/25/2024	(691)	$215.7209	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $215.02 to $215.97, inclusive.
Thomas Powell	9/25/2024	(202)	$216.7473	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $216.06 to 216.89, inclusive.
Thomas Powell	9/25/2024	(3,257)	$217.5703	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $217.075 to $218.07, inclusive.
Thomas Powell	9/25/2024	(1,225)	$218.4529	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $218.23 to $218.725, inclusive.
TWP Holdings	10/07/2024	(5,604)	$245.4777	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $245.00 to $245.96, inclusive.
TWP Holdings	10/07/2024	(2,508)	$246.3402	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $246.00 to $246.90, inclusive.
TWP Holdings	10/07/2024	(1,144)	$247.4114	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $247.04 to $247.77, inclusive.

TWP Holdings	10/07/2024	(744)	$248.4553	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $248.065 to $248.96, inclusive.
TWP Holdings	10/08/2024	(7,274)	$251.5519	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $251.04 to $252.03, inclusive.
TWP Holdings	10/08/2024	(2,726)	$252.3754	Open Market Sale	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $252.04 to $252.55, inclusive.

*The Reporting Person undertakes to provide to the staff of the Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.